Exhibit 99.1

Ballard announces 15 MW order for stationary power market

VANCOUVER, BC, March 5, 2024 /CNW/ - Ballard Power Systems (NASDAQ: BLDP) (TSX: BLDP) today announced an order for 15 megawatts (MW) of fuel cell systems from a UK-based company specializing in renewable off-grid power generation. Ballard expects to deliver 150 x FCmove®-HD+ 100 kW systems beginning in late 2024 and continuing through 2025.

The current order of 15 MW of fuel cell systems follows prior cumulative orders for roughly 5 MW of fuel cell systems from this customer, illustrating substantial growth in Ballard's supply relationship and the proven performance of Ballard's fuel cell technology in stationary power applications. The purchase order is the first order under a new multi-year supply agreement. The agreement also provides the customer an option to purchase up to an additional 296 systems by March 2026, which, if fully exercised, would bring the total number of systems ordered to 446.

"We are thrilled to expand our relationship with this exciting customer and support them in the next phase of their growth as they scale deployments of their innovative hydrogen power units," said David Mucciacciaro, Ballard's Chief Commercial Officer. "We see growing demand to replace traditional diesel generators with fuel cell systems that can provide resilient, predictable, clean, and quiet solutions for onsite power generation in a variety of applications, including EV charging, filming, events and construction sites."

About Ballard Power Systems

Ballard Power Systems' (NASDAQ: BLDP; TSX: BLDP) vision is to deliver fuel cell power for a sustainable planet. Ballard zero-emission PEM fuel cells are enabling electrification of mobility, including buses, commercial trucks, trains, marine vessels, and stationary power. To learn more about Ballard, please visit www.ballard.com.

This release contains forward-looking statements concerning anticipated product deliveries and deployments. These forward-looking statements reflect Ballard's current expectations as contemplated under section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Any such forward-looking statements are based on Ballard's assumptions relating to its financial forecasts and expectations regarding its product development efforts, manufacturing capacity, and market demand.

These statements involve risks and uncertainties that may cause Ballard's actual results to be materially different, including general economic and regulatory changes, detrimental reliance on third parties, successfully achieving our business plans and achieving and sustaining profitability. For a detailed discussion of these and other risk factors that could affect Ballard's future performance, please refer to Ballard's most recent Annual Information Form. Readers should not place undue reliance on Ballard's forward-looking statements and Ballard assumes no obligation to update or release any revisions to these forward-looking statements, other than as required under applicable legislation.

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SOURCE Ballard Power Systems Inc.

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%CIK: 0001453015

For further information: Ballard Power Systems: Kate Charlton - VP Corporate Finance & Investor Relations +1.604.453.3939 or investors@ballard.com

CO: Ballard Power Systems Inc.

CNW 08:30e 05-MAR-24